

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2018

Millar Wilson
Chief Executive Officer
Mercantil Bank Holding Corp
220 Alhambra Circle
Coral Gables, FL 33134

  **Re: Mercantil Bank Holding Corp**
   **Registration Statement on Form S-1**
   **Filed October 5, 2018**
   **File No. 333-227744**

Dear Mr. Wilson:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 5, 2018

General

1.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Recent and Other Developments
Cayman Bank Purchase, page 12

2.  Please revise to describe your anticipated time frame for the Cayman Bank acquisition.

We note that you intend to acquire it for fair market value. Please revise this section to include the total consideration that you will pay as of the most recent practicable date. Please also add this acquisition to your related party transaction disclosure on page 180.

<u>Use of Proceeds, page 60</u>

3.  We note your disclosure that you intend to use some of the proceeds to repurchase all of the Class B common stock retained by MSF, and that you anticipate pricing the repurchases at a discount.  Please explain why you would not use the then-current market price of the Class B shares, and describe the impact of a discounted price on other Class B shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at 202-551-3294 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services